LUNDIN MINING CORPORATION
2101 - 885 West Georgia Street Vancouver, B.C., V6C 3E8

MANAGEMENT PROXY CIRCULAR
(as at April 26, 2006 unless otherwise indicated)

PROXY SOLICITATIONS

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of LUNDIN MINING CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation to be held on Wednesday, May 31, 2006, at the time and place and for the purposes set out in the accompanying Notice or at any adjournment thereof (the "Meeting"). Management's solicitation of proxies will primarily be by mail and may be supplemented by telephone or other means of communication to be made without special compensation by directors, officers and regular employees of the Corporation. The Corporation may retain other persons or companies to solicit proxies on behalf of management of the Corporation, in which event customary fees for such services will be paid. All solicitation costs will be borne by the Corporation.

The information contained in this Management Proxy Circular is given as of April 26, 2006, unless otherwise indicated. All amounts are given in Canadian dollars, except as otherwise noted.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation (the "Management Proxyholders"). A registered shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered shareholder at the Meeting by striking out the printed names and inserting that other person's name in the blank space provided. A proxyholder need not be a shareholder. If a shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered shareholder, the Management Proxyholder shall vote the proxy FOR all proposals set out in the enclosed proxy form and for the election of the directors and the appointment of the auditors set out in this Circular.

The instrument appointing a proxyholder must be signed in writing by the registered shareholder, or such shareholder's attorney authorized in writing. If the registered shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 800 University Avenue, Toronto, Ontario, Attention: Proxy Department, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof, or it is deposited with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

VOTING OF PROXIES

Common shares of the Corporation represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

EXERCISE OF DISCRETION

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold common shares of the Corporation through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Proxy Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting. Only registered shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value and one special share without nominal or par value, of which 40,748,831 common shares are issued and outstanding as of April 26, 2006. Each common share is entitled to one vote.

The board of directors of the Corporation has fixed the close of business on April 26, 2006 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting. No person shall be entitled to vote at the Meeting in respect of any common shares acquired by transfer unless such transfer has been duly registered on or prior to the record date or unless such person produces a properly endorsed share certificate or otherwise establishes that such person owns such common shares, and demands, not later than 10 days prior to the Meeting, that such person's name be included in the list of shareholders entitled to vote at the Meeting.

Shareholders registered as at April 26, 2006 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

The following table sets forth all persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over those shares carrying 10% or more of the voting rights attached to all shares of the Corporation:

		Percentage of
Name and Address	Number of Shares	Issued Capital
Adolf H. Lundin (1)	8,131,250	19.95%

NOTE:

(1)   These shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd., private corporations owned by trusts whose settler is Adolf H. Lundin.

As at April 26, 2006, the total number of common shares owned or controlled by management and the directors of the Corporation and their associates or affiliates was 8,529,568 common shares, representing 20.93% of the total issued and outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Corporation's last financial year, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

MATTERS TO BE PRESENTED BEFORE THE MEETING

Presentation of Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon, will be placed before the Meeting. A copy of the Corporation's 2005 Annual Report accompanies this Circular and additional copies may be obtained from the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Appointment of Auditor

The directors of the Corporation recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of the Corporation to hold office until the termination of the next annual meeting of the Corporation. KPMG LLP has served as auditors of the Corporation since May 25, 2005. It is also proposed that the remuneration to be paid to the auditors be determined by the directors of the Corporation.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

Reliance on Certain Exemptions

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on:

(a)         the exemption in section 2.4 (De Minimis Non-audit Services) of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"); or

(b)         an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Corporation and its subsidiaries to KPMG LLP, Chartered Accountants, for services rendered in the 2005 fiscal year:

2005
KPMG LLP(1)
Audit fees(2)	$100,000
plus
SEK955,000
Audit-related fees(3)	83,623
Total	$183,623
plus
SEK955,000

Notes:

(1)   KPMG LLP was appointed as the Corporation's auditors in May 2005.

(2)         Aggregate fees billed by the Corporation's auditor (or accrued).

(3)         Aggregate fees billed by the Corporation's auditor (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and not contained under "Audit fees".

Election of Directors

All current directors of the Corporation will be deemed to retire at the Meeting and will be eligible for reelection. Each director elected at the Meeting will hold office until the next annual meeting of shareholders and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the nine persons whose names are set forth below. All proposed management nominees are ordinarily resident in Canada, with the exception of Mr. Karl-Axel Waplan, who is ordinarily resident in Sweden, Mr. Edward F. Posey, who is ordinarily resident in Chile, Messrs. Adolf H. Lundin and Pierre Besuchet, who are ordinarily resident in Switzerland, and Mr. Anthony O'Reilly, who is ordinarily resident in Ireland.

The following table provides the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction:

Name, Province or	Period of	Number of	Principal	Other Board Memberships
State and Country	Service as	Common	Occupation
of Residence and	a Director	Shares	of the
Positions Held		Beneficially	Nominee
(Current or		Owned,	During the
Former) within the		Directly or	Past Five
Corporation		Indirectly or	Years
Controlled
or Direct
Pierre Besuchet(3)	Sept. 9,	157,400	Private money manager	Valkyries Petroleum Corp.
Geneva,	1994 to		and administrator of
Switzerland	present		companies
Director
John H. Craig (1) (3)	June 11,	10,000	Lawyer, partner of Cassels	Canadian Gold Hunter Corp.
Ontario, Canada	2003 to		Brock & Blackwell LLP	Consolidated HCI Holdings Corp.
Director	present			International Uranium Corporation
Rio Narcea Gold Mines Ltd.
Tanganyika Oil Company Ltd.
Tenke Mining Corp.
Atacama Minerals Corp.
Brian D. Edgar (2)	Sept. 9,	10,000	Self-employed	Dome Ventures Corporation
British Columbia,	1994 to		businessman; Vice-	Lexacal Investment Corp.
Canada	present		President of Rand Edgar	Pender Financial Group Corp.
Director			Investment Corp.;	Red Back Mining Inc.
			President and CEO of	Valkyries Petroleum Corp.
			Dome Ventures	White Knight Resources Ltd.
			Corporation; Director of a	Pearl Exploration and Production
			number of publicly traded	Ltd.
companies.

Name, Province or	Period of	Number of	Principal	Other Board Memberships
State and Country	Service as	Common	Occupation
of Residence and	a Director	Shares	of the
Positions Held		Beneficially	Nominee
(Current or		Owned,	During the
Former) within the		Directly or	Past Five
Corporation		Indirectly or	Years
Controlled
or Direct
Adolf H. Lundin	Sept. 9,	8,131,250(6)	Director of a number of	Canadian Gold Hunter Corp.
Geneva,	1994 to		public companies,	Lundin Petroleum AB
Switzerland	June 11,		including Tenke Mining	Vostok Nafta Investment Ltd.
Director	2003; Oct.		Corp. and Vostok Nafta	Tenke Mining Corp.
(Former Chairman	6, 2004 to		Investment Ltd.
from Sept 9, 1994	present
to June 11, 2003)
Lukas H. Lundin (1)	Sept. 9,	51,831	Chairman and Director of	Tenke Mining Corp.
British Columbia,	1994 to		International Uranium	Canadian Gold Hunter Corp.
Canada	present		Corporation, Red Back	Canmex Minerals Corporation
Director, Chairman			Mining Inc., Tenke Mining	International Uranium Corporation
			Corp., Tanganyika Oil	Red Back Mining Inc.
			Company Ltd. and	Valkyries Petroleum Corp.
			Valkyries Petroleum Corp.;	Lundin Petroleum AB
			Director and/or senior	Atacama Minerals Corp.
			officer of a number of	Tanganyika Oil Company Ltd.
			publicly traded resource	Vostok Nafta Investment Ltd.
based companies,
including: North Atlantic
Natural Resources AB,
Vostok Nafta Investments
Ltd., and Atacama
Minerals Corp.
Anthony O'Reilly(2)	May 26,	21,878	Former Chairman of Arcon	Providence Resources Plc.
Dublin, Ireland	2005 to		International Resources	Independent News and Media
	present		Plc; Former Chief	Plc.
Executive Officer of Josiah
Wedgwood & Sons
Limited; Former Executive
Director of Waterford
Wedgwood Plc; Non-
executive Director of
Independent News &
Media Plc, and a number
of other companies;
Trustee of The O'Reilly
Foundation; currently CEO
of Providence Resources
Plc.

Name, Province or	Period of	Number of	Principal	Other Board Memberships
State and Country	Service as	Common	Occupation
of Residence and	a Director	Shares	of the
Positions Held		Beneficially	Nominee
(Current or		Owned,	During the
Former) within the		Directly or	Past Five
Corporation		Indirectly or	Years
Controlled
or Direct
Edward F. Posey	May 1,	120,751	President and Chief	Atacama Minerals Corp.
Santiago, Chile	1996 to		Financial Officer of
Director,	present		Atacama Minerals Corp.
Former President			Former President of the
and			Corporation from May 9,
Chief Executive			1996 to April 15, 2005;
Officer (4)			formerly, President of
Cortex Mining &
Exploration Company, a
base metal exploration
company; Professional
Mining Geophysicist
William A. Rand (1)	Sept. 9,	25,458	Self-employed	Canadian Gold Hunter Corp.
(2) (3)	1994 to		businessman; President of	Dome Ventures Corporation
British Columbia,	present		Rand Edgar Investment	Lexacal Investment Corp.
Canada			Corp.; Chairman and	Lundin Petroleum AB
Director			Director of Dome Ventures	Pender Financial Group Corp.
			Corporation and Director	Tanganyika Oil Company Ltd.
			of Pender Financial Group	Vostok Nafta Investment Ltd.
			Corporation; Director of a	Tenke Mining Corp.
			number of publicly traded	Valkyries Petroleum Corp.
companies
Karl-Axel Waplan (3)	April 15,	1,000	President and Chief	Sunridge Gold Corp.
Stockholm,	2005 to		Executive Officer of the
Sweden	present		Corporation; former
Director, President			Executive Vice-President
and			of Operations of the
Chief Executive			Corporation from May
Officer (5)			2004 to April 15, 2005;
previously Chief Operating
Officer with GfE MIR
Group, a metals trading
company in Dusseldorf,
Germany

NOTES:

(1)   Member of the Compensation Committee (2) Member of the Audit Committee

(3)   Member of the Governance and Nomination Committee

(4)   Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(5)   Mr. Waplan was appointed as the President and Chief Executive Officer and a director of the Corporation effective as of April 15, 2005.

(6)   These shares are held by Ellegrove Capital Ltd., Lorito Holdings Ltd., Zebra Holdings and Investments Ltd. and Abalone Capital Ltd., private corporations owned by trusts whose settler is Adolf H. Lundin.

The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees themselves.

Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected occurrence, the proxies given pursuant to this solicitation will be voted in favour of the remaining nominees and for such other substitute nominees as the board of directors may designate.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

(a)   was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)   was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)   within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

BOARD AND COMMITTEES

Board Governance

The board's responsibility to manage the business and affairs of the Corporation is prescribed by law. The board implicitly and explicitly has acknowledged its responsibility for the stewardship of the Corporation. As the board has plenary power, no specific mandate has been prescribed for the board. Any responsibility which is not delegated to the Corporation's senior management or committees of the board remains with the full board.

The board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management.

The board, with input from senior management, identifies and reviews the principal business risks applicable to the Corporation and its mining interests in the Zinkgruvan Mine, the Storliden Mine and the Galmoy Mine located in Sweden and Ireland, and its interests in various mining properties.

The board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring of senior management.

The board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy. The Corporation formally communicates with its shareholders and other stakeholders through various channels, including annual and quarterly reports, news releases and statutory filings. Direct shareholder communications are generally handled by the Chairman, the President, other officers of the Corporation and staff of Namdo Management Services Ltd., a company which provides corporate development services to the Corporation, and who are available to shareholders and the investment community to discuss the Corporation's business and operations. The board is of the view that a more formal communication or shareholders' relations program is not necessary at this time in light of the availability and accessibility of the senior officers of the Corporation.

The board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Board Mandate

The Board has not adopted a formal mandate, however, it has adopted procedural rules which provide for board procedure, the division of duties amongst the board, the Chairman of the Board, the President of the Corporation and the Committees of the Board. The procedural rules provide that:

  The Board shall supervise the management of the business and affairs of the Corporation. The Board shall ensure that the Corporation's organization is appropriate to its purpose, and shall continually review the Corporation's business, its management guidelines and the placement of its assets.

  The Board shall establish objectives, important policies and strategic plans for the Corporation and shall continually ensure both that they are observed and that, on a report from the President, they become the objects of updating and revision.

  The Board shall determine the procedure for authorization in the Corporation and approve changes to such procedures. The Board of Directors shall also appoint persons authorized to sign for the Corporation.

  The Board shall leave matters requiring the approval of shareholders under applicable law to the general meeting of the Corporation.

  The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Board. Where there is a vacancy in the Board, the remaining Directors may exercise all the powers of the Board as long as a quorum remains in office.

  That it is the responsibility of the Chairman to ensure that the Board regularly receives information necessary for them to be able to follow the position, financial planning and development of the Corporation and to consult with the President in respect of strategic matters.

  That it is the responsibility of the President to ensure that the Board regularly receives reports on the development of the Corporation's business, including profits, position and liquidity and any significant events that occur, and to oversee the observance of the objectives, policies and strategic plans for the Corporation that are developed by the Board.

Director Nomination and Term of Service

As of April 13, 2005, the board has constituted the Governance and Nomination Committee consisting of a majority of independent directors. The Governance and Nomination Committee will assist the board in identifying qualified individuals for board membership, to recommend the composition of the board and its committees and to develop and implement the Corporation's corporate governance guidelines.

Independence of Directors

The board is currently comprised of nine (9) directors, five of whom are "independent" directors within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices. An "independent" director is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings and who, from the perspective of a reasonable person with knowledge of all of the relevant circumstances, would be regarded as "independent".

The board has considered the relationship of each director. At the end of the recently completed financial year, the board was comprised of nine (9) directors, two of whom, namely Messrs. Lukas H. Lundin and Karl-Axel Waplan, were deemed not to be independent because of their management positions with the Corporation. Mr. Adolf H. Lundin is a significant shareholder of the Corporation. Mr. John H. Craig periodically provides legal services to the Corporation, but is considered to be independent because of the size of his fees for such services relative to the overall fee income of his practice. Messrs. William A. Rand, Pierre Besuchet, Brian Edgar, Ted Posey and Anthony O'Reilly are independent directors.

There is no formal process whereby the independent directors of the board meet separate from the nonindependent directors and members of management. On occasion, the independent directors will meet separate from non-independent directors, for example, to discuss recommendations for the payment of bonuses. If the board and the independent directors believed it would be meaningful and appropriate, they would formalize a process by which the independent directors would meet separately from the nonindependent directors and management.

Independence of Board

The board has functioned, and is of the view that It can continue to function, independently of management, as required. The Chairman of the board is not considered to be independent, however, it is common practice for the Chairman to delegate the chair to an independent director during board meetings. The board has not met without management present. If the board believed it was appropriate and meaningful it would formalize the process by which the board would meet without management and for handling the board's overall relationship with management.

Board and Director Performance and Education

The board has not constituted a committee comprised exclusively of outside directors, a majority of whom are independent directors, to assess the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. This task has been assigned to the Governance and Nomination Committee.

The Corporation does not currently have a formal process of orientation and education for new members of the board.

The Board held 13 meetings in 2005. The following table shows the attendance of the directors at these meetings:

Member	Attendance
Pierre Besuchet	12 of 13
John H. Craig	13 of 13
Brian D. Edgar	12 of 13
Adolf H. Lundin	10 of 13
Lukas H. Lundin	11 of 13
Anthony O'Reilly(1)	4 of 4
Edward F. Posey	11 of 13
William A. Rand	12 of 13
Karl-Axel Waplan(2)	6 of 6

(1)   Mr. O'Reilly joined the Board in May 2005.
(2)   Mr. Waplan joined the Board in April 2005.

Compensation of Directors

The Chairman of the board receives annual remuneration in the amount of Cdn $180,000. Each director receives annual remuneration of SEK 250,000 (approximately Cdn $38,000). Board member who are also members of the Audit Committee, the Compensation Committee or the Governance and Nomination Committee receive annual remuneration of SEK 50,000 (approximately Cdn $7,600).

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current small number of officers and consultants allows the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Committees of the Board

There are currently three committees of the board, namely, the Audit Committee, the Compensation Committee and the Governance and Nomination Committee.

Audit Committee

The Corporation's Audit Committee is composed of three (3) directors: Messrs. Brian D. Edgar, Anthony O'Reilly and William A. Rand. Multilateral Instrument 52-110 Audit Committees, ("MI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment.

All of the members of the audit committee of the Corporation (being Messrs. Rand, Edgar and O'Reilly) are independent, as that term is defined.

The Audit Committee will meet a minimum of four times a year, including to review the annual financial statements prior to their submission to the board. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Corporation's external auditors. Due to its size, the Corporation has no formal internal audit process; however, the role and responsibilities of the Audit Committee will be mandated in writing.

The following is the text of the audit committee's charter:

In accordance with the British Columbia Business Corporations Act the Board of Directors of Lundin Mining established an Audit Committee to oversee the Company's accounting and financial reporting processes, system of internal controls and the audits of the Company's financial statements. The Committee shall be composed of not fewer than three non-management Directors and shall meet at least four times a year with the Chief Executive Officer, the Chief Financial Officer and, when appropriate, the external auditors in attendance.

The Committee's terms of reference include:

  Review of all financial statements, annual and quarterly, and report on them to the Board;

  Satisfy themselves that the audited financial statements present the financial position and results of operations in accordance with Canadian GAAP and that the auditors have no reservations about such statements;

  Satisfy themselves that there are no unresolved issues between Management and the auditors that could affect the audited financial statements;

  Evaluating the external auditor's performance, reviewing their fees and making recommendations to the Board;

  Evaluating the Company's internal accounting and financial systems and controls and ensuring their effectiveness;

  Satisfy themselves that the Company maintains adequate process for assessing the risk of material misstatement and for detecting control weaknesses.

Relevant Education and Experience

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

All of the members of the Corporation's Audit Committee are financially literate as that term is defined. Each of Messrs. Rand and Edgar are lawyers and businessmen and are on the boards of numerous publicly traded companies. Mr. Edgar is the President and Chief Executive Officer of Dome Ventures Corporation and is a principal of Rand Edgar Investment Corporation. Mr. Rand is Chairman of Dome Ventures Corporation and is a principal of Rand Edgar Investment Corporation. Mr, O'Reilly was granted a BA (Economics/History) by Brown University and undertook the Analyst Training Programme at Coopers and Lybrand, New York, from June 2000 to September 2002. He has also been a director of a number of publicly traded companies since 1991 and is currently Deputy Chairman and Chief Executive Officer of Providence Resources Plc.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, the Audit Committee of the Corporation has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Corporation.

Compensation Committee

A Compensation Committee has been established to administer the Corporation's executive compensation program. The Compensation Committee shall be composed of three non-management directors and shall meet at least annually to receive information on, and determine matters regarding, executive compensation, in accordance with policies approved by the board. Recommendations for changes to the policies shall be reviewed on an annual basis to ensure they remain current, competitive and consistent with the Corporation's overall goals.

The Compensation Committee is comprised of Messrs. John H. Craig, William A. Rand and Lukas H. Lundin, a majority of whom are independent directors.

Governance and Nomination Committee

A Governance and Nomination Committee has been established to assist the Board in identifying qualified individuals for Board membership, to recommend the composition of the Board and its Committees and to develop and implement the Company's corporate governance guidelines. The Committee shall be composed of two non-management Directors and the President and shall meet at least annually to receive information on performance evaluation of the Board and recommend to the Board director nominees for election at the next AGM/board meeting. The Governance and Nomination Committee shall be specifically responsible for monitoring the performance of the Board and each Director respectively. If necessary, the Committee may make recommendations to the Board with respect to the make up of the Board in order to ensure that the Board continues to perform its duties and obligations as required in order to ensure competitiveness and consistency with the Company's overall goals. The Governance and Nomination Committee is composed of Messrs. John H. Craig, William A. Rand. Pierre Besuchet and Karl-Axel Waplan, a majority of whom are independent directors.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Paid to Named Executive Officer

For purposes of this Circular, "executive officer" of the Corporation means an individual who at any time during the year was the Chair or a Vice-Chair of the Corporation; the President; any Vice-President in charge of a principal business unit, division or function, including such as sales, finance or production; any officer of the Corporation or of a subsidiary of the Corporation, or any other person, who performed a policy-making function in respect of the Corporation. The compensation of the Corporation's executive officers is primarily through salaries and bonuses, which are paid in cash. All long-term compensation awards consist of options to acquire common shares.

The summary compensation table below discloses compensation paid to the following individuals during the three most recently-completed financial year of the Corporation, ended December 31, 2005:

(a)   the Corporation's chief executive officer ("CEO") and former CEO;

(b)   the Corporation's chief financial officer ("CFO") and former CFO;

(c)   each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year whose total salary and bonus exceeds $150,000; and

(d)   any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

During the most recently completed financial year the Corporation had four Named Executive Officers, Lukas Lundin, Chairman, Karl Alex Waplan, President and Chief Executive Officer, Anders Haker, Chief Financial Officer and Kjell Larsson, Vice-President Mining. The following table sets forth information concerning the total compensation paid during each of the three most recently completed fiscal years of the Corporation to the Named Executive Officers, the former CEO and the former CFO:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
				Other	Securities	Units	Long Term
				Annual	Under	Subject to	Incentive Plan
	Year			Compen-	Option/SARs	Resale	Compensation	All Other
Name of Principal	ended	Salary	Bonus	sation	Granted (1)	Restrictions	Payouts	Compensation
and Position	Dec 31	($)	($)	($)	(#)	($)	($)	($)
Lukas Lundin	2005	-	-	180,000	-	-	-	-
Chairman
Karl-Axel Waplan,	2005	307,393	56,726	-	100,000	-	-	-
President and	2004	160,405(3)	-	-	100,000(4)	-	-	-
Chief Executive	2003	-	N/A	-	-	-	-	-
Officer (2)
Anders Haker	2005	144,662	31,605	8,629	75,000	-	-	-
Chief Financial
Officer(5)
Edward F. Posey	2005	US$48,000	-	-	-	-	-	US1,500,000(10)
Former President	2004	187,160	-	152,158	-	-	-	-
and Chief	2003	31,505(7)	-	84,060(8)	100,000(9)	-	-	-
Executive
Officer (6)
Wanda Lee	2005	-	-	-	-	-	-	-
Former Chief	2004	-	-	-	20,000(12)	-	-	-
Financial Officer (11)	2003	-	-	-	-	-	-	-
Kjell Larsson	2005	147,932	30,794	-	75,000	-	-	-
Vice-President
Mining(13)

NOTES:

(1)    As no SARs have been granted, all references are to incentive stock options.

(2)    Mr. Waplan resigned as Executive Vice President, Operations and was appointed as the President and Chief Executive Officer of the Corporation effective April 15, 2005.

(3)    This amount represents the salary paid by the Corporation's subsidiary to Mr. Waplan for the period May to December 2004 pursuant to an employment agreement dated May 3, 2004.

(4)    Pursuant to the Corporation's stock option plan, on July 9, 2004 the Corporation granted an option to Mr. Waplan for the right to purchase up to 100,000 common shares, exercisable at the price of $7.75 per share until July 8, 2006.

(5)    Mr. Haker was appointed as the Chief Financial Officer on May 26, 2005.

(6)    Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective April 15, 2005

(7)    These amounts represent the salary paid by the Corporation to Mr. Posey for the period January 2002 to October 2003 and the salary paid pursuant to an employment agreement dated November 1, 2003 for the period November and December 2003.

(8)    These amounts represent management fees paid to Mr. Posey by North Atlantic. See "Employment Contracts".

(9)    Pursuant to the Corporation's stock option plan, on December 5, 2003 the Corporation granted an incentive stock option to Mr. Posey for the right to purchase up to 100,000 common shares, exercisable at the price of $5.00 per share, until December 4, 2005.

(10)  The board of directors of the Corporation also provided that Mr. Posey would receive an additional US$500,000 if the Corporation's Copperstone Project, located near the Storliden Mine in Sweden, is declared a mine.

(11)  Ms. Wanda Lee is an employee of Namdo Management Services Ltd ("Namdo"). Namdo is a private corporation owned by Mr. Lukas H. Lundin, Chairman and a director of the Corporation. The Corporation paid Namdo the sum of Cdn. $192,000, plus reimbursement of expenses at cost for the year ended December 31, 2005. Namdo has approximately 12 employees, including Ms. Lee, and provides administrative and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Ms. Lee in respect of services provided to the Corporation by Ms. Lee. Ms. Lee resigned as the Chief Financial Officer of the Corporation effective as of April 4, 2005.

(12)  Pursuant to the Corporation's stock option plan, on December 5, 2003 the Corporation granted an option to Ms. Lee for the right to purchase up to 20,000 common shares, exercisable at the price of $5.00 per share until December 4, 2005.

(13)  Mr. Larsson was appointed as Vice-President Mining in March 2005.

Long Term Incentive Plan-Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and SARs Granted to Named Executive Officers

There are no stock appreciation rights outstanding and it is currently intended that none be issued.

The following table sets forth information concerning grants of stock options to purchase or acquire securities of the Corporation during the financial year ended December 31, 2005 to the Named Executive Officers:

OPTION/SAR GRANTS DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR

					Market Value of
		Securities			Securities
		Under	% of Total		Underlying
		Options/SARs	Options/SARs	Exercise or	Options/SARs at
	Date of	Granted	Granted to	Base Price	Date of Grant	Expiration
Name	Grant	(#)	Employees	($/Security)	($/Security)	Date
Lukas Lundin	N/A	-	N/A	N/A	N/A	N/A
Chairman
Karl-Axel Waplan	April 13,	100,000	17.7%	$11.50	$11.50	April 12, 2007
President and Chief	2005
Executive Officer (1)
Anders Haker	April 13,	75,000	13.3%	$11.50	$11.50	April 12, 2007
Chief Financial Officer (2)	2005
Kjell Larsson	April 13,	75,000	13.3%	$11.50	$11.50	April 12, 2007
Vice-President Mining	2005
Edward F. Posey,	-	-	-	-	-	-
Former President and
Chief Executive Officer (3)
Wanda Lee,	-	-	-	-	-	-
Former Chief Financial
Officer (4)

NOTES:

(1)  Mr. Waplan resigned as Executive Vice President, Operations and was appointed as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(2)  Mr. Haker was appointed as the Chief Financial Officer on May 26, 2005.

(3)  Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005

(4)  Ms. Lee resigned as the Chief Financial Officer of the Corporation effective as of April 4, 2005.

Options & SARs Exercised by the Named Executive Officer

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

			Unexercised	Value of Unexercised
	Securities		Options/SARs at Fiscal	In-the-Money (2)
	Acquired or	Aggregate	Year-End	Option/SARs at Fiscal
	Exercised	Value	Exercisable/Unexercisable	Year-End ($)
Name	(#)	Realized (1) ($)	(#)	Exercisable/Unexercisable
Lukas Lundin	-	-	-	-
Karl-Axel Waplan	-	-	200,000/Nil	$1,445,000/Nil
President and
Chief Executive Officer (3)
Anders Haker	-	-	75,000/Nil	75,00/Nil
Chief Financial Officer
Kjell Larsson	-	-	75,000/Nil	$401,250/Nil
Vice-President Mining
Edward F. Posey,	100,000	$710,000	-	-
Former President and
Chief Executive Officer (4)
Wanda Lee,	20,000	$170,000	-	-
Former Chief Financial
Officer (5)

NOTES:

(1)   "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)   In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Corporation's shares as at December 30, 2005 (ie. fiscal year end) was $16.85 per share.

(3)   Mr. Waplan resigned as Executive Vice President, Operations and was appointed as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(4)   Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(5)   Ms. Lee resigned as the Chief Financial Officer of the Corporation effective as of April 4, 2005.

Option & SAR Repricings

None of the incentive stock options were repriced during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement or pension benefits for directors and executive officers, other than for Mr. Karl Axel Waplan, Mr. Anders Haker and Mr. Kjell Larsson. The Corporation pays the premium for occupational pension insurance, which premium is 35% of the fixed monthly salary multiplied by 12.2 and is paid throughout the period of employment. The premium covers old age pension, survivor's pension and long term disability.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation entered into an employment contract with Edward F. Posey dated November 1, 2003, pursuant to which Mr. Posey was employed by the Corporation until April 15, 2005 at an annual base salary of US$144,000 for acting in a full-time capacity as President and Chief Executive Officer of the Corporation. Mr. Posey's contract was for a term of two years, commencing October 1, 2003 however, the contract was terminated effective April 15, 2005. On April 13, 2005, the board of directors of the Corporation approved a severance payment to Mr. Posey of US$1,500,000 and also agreed that Mr. Posey shall receive an additional US$500,000 if the Corporation's Copperstone Project, located near the Storliden Mine in Sweden, is declared a mine. The board has delegated to the Compensation Committee the decision of the manner in which the severance payment shall be paid.

Mr. Posey receives a monthly remuneration of US$10,000 from the Corporation's subsidiary, North Atlantic Resources Ltd. ("North Atlantic"), in his capacity as Managing Director of the North Atlantic, pursuant to an employment contract between Mr. Posey and North Atlantic. Under the terms of the employment contract, Mr. Posey is entitled to a severance payment of six months' salary upon termination of employment. North Atlantic is a company incorporated under the laws of Sweden and whose shares are traded on the Swedish Stock Exchange.

In his capacity as Executive Vice-President of Operations, which position he held from May 2, 2004 to April 15, 2005, Mr. Karl-Axel Waplan, the current President and Chief Executive Officer of the Corporation, earned a monthly salary of SEK 110,000, or approximately Cdn $19,500 per month, was entitled to 12 months' notice of termination of employment or payment in lieu thereof and also received a monthly pension benefit of SEK 38,500. See "Defined Benefit or Actuarial Plan Disclosure".

The Corporation entered into an Executive Employment Agreement with Karl-Axel Waplan made effective April 15, 2005. Under the agreement Mr. Waplan agrees to serve the Corporation as President and Chief Executive Officer for a term of two years ending April 15, 2007 in consideration of a base salary of SEK 2,100,000 (approximately Cdn $318,000), payable monthly, a comprehensive package of medical, dental and pension benefits, participation in the Corporation's stock option plan and thirty days paid annual vacation. Mr. Waplan is also entitled to 3 months written notice of termination without cause.

Lundin Mining AB, the Corporation's wholly owned subsidiary, entered into an Executive Employment Agreement with Anders Haker made effective April 4, 2005. Under the agreement Mr. Haker agrees to serve Lundin Mining AB and the Corporation as Chief Financial Officer for a term of two years ending April 4, 2007 in consideration of a base salary of SEK 1,175,000 (approximately Cdn $178,000), payable monthly, a comprehensive package of medical, dental and pension benefits, participation in the Corporation's stock option plan, use of an automobile owned by Lundin Mining AB and thirty days paid annual vacation. Mr. Haker is also entitled to 3 months notice of termination without cause.

Lundin Mining AB entered into a Contract of Employment with Kjell Larsson dated January 7, 2005. Under the contract Mr. Larsson agrees to serve Lundin Mining AB as Manager of Projects commencing March 14, 2005, in consideration of a monthly base salary of SEK 95,000 (approximately Cdn $14,400), medical, dental and pension benefits, participation in the Corporation's stock option plan and thirty days paid annual vacation. Mr. Larsson is entitled to 12 months written notice of termination without cause. Mr. Larsson was subsequently appointed as Vice President Mining.

Other than as set forth above, the Corporation and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer's employment with the Corporation or its subsidiaries, a change of control of the Corporation or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Report on Executive Compensation

The Corporation's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. The board considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the board's assessment of each officer's individual performance, contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation's stock option plan. The board does not anticipate any changes to the compensation paid to executive officers during the fiscal year ending December 31, 2005. The second component of the executive officers' compensation is stock options. The board, subject to approval by regulatory authorities, may from time to time grant stock options to officers under the Corporation's stock option plan. Grants of stock options are intended to emphasize the executive officers' commitment to the growth of the Corporation. Options were last granted to three executive officers on April 13, 2005. See "Options and SARs Granted to Named Executive Officers". The Corporation places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian industry and in order to conserve the Corporation's cash.

Performance Graph

The following line graph compares the Corporation's total shareholder return on its common shares during the previous five (5) financial years with the performance of the S&P/TSX Composite Index assuming the investment of CDN$100 on December 31, 1999. Note that, prior to August 12, 2004, the Corporation's shares were listed on the TSX Venture Exchange.

Comparison of Five Year Cumulative Total Shareholder Return on the
Common Shares of the Corporation and the S&P/TSX Composite Index

(1)   On April 2, 2002, the common shares of the Corporation were consolidated on the basis of six old common shares for one new common share. The cumulative shareholder return on the common shares of the Corporation is adjusted to reflect the consolidation.

Compensation for Services

Namdo Management Services Ltd. ("Namdo"), a private corporation owned by Mr. Lukas H. Lundin of Vancouver, British Columbia, Chairman and a director of the Corporation, was paid or accrued the sum of Cdn.$212,000 during the fiscal year ended December 31, 2005, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately 12 employees and provides administration and financial services to a number of public companies in exchange for management fees in varying amounts. Mr. Lundin is paid compensation by Namdo, however, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin as he is not receiving such compensation primarily in respect of his personal services provided to the Company.

During the most recently completed financial year, an amount of approximately $204,000 was paid to the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig, a director of the Corporation, is a partner, for legal services rendered to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other Compensation

To encourage directors to align their interests with shareholders, directors may be granted incentive stock options pursuant to the Corporation's stock option plan, from time to time. No directors and officers other than the Named Executive Officers were granted stock options during the last fiscal year of the Corporation.

The following table sets forth each option exercised during the most recently completed financial year by directors of the Company (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis.

Value of Unexercised in-the-
			Unexercised Options/SARs		Money Options/SARs at
	Securities	Aggregate	at Fiscal Year End		Fiscal Year End(2)
	Acquired	Value
	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)
John Craig	20,000	$170,000	-	-	N/A	N/A
Edward F. Posey	100,000	$710,000	-	-	N/A	N/A

NOTES:

(1)   "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the directors.

(2)   "In-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2005 over the exercise price of the options. The closing price of the Company's shares as at December 30, 2005 (ie. fiscal year end) was $16.85 per share.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans:

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options,	outstanding options,	securities reflected in
Plan Category	warrants and rights	warrants and rights	column (a))
Equity compensation plans	682,500	12.74	1,558,500
approved by the
securityholders
Equity compensation plans	Nil	Nil	Nil
not approved by the
securityholders
Total	682,500	12.74	1,558,500

MANAGEMENT ARRANGEMENTS

Except as otherwise disclosed in this Circular under the heading "Compensation for Services", management functions of the Corporation and its subsidiaries are performed by directors or executive officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

DIRECTOR AND OFFICERS LIABILITY INSURANCE

The Company does not maintain directors' and officers' liability insurance

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current or former directors, executive officers, employees of the Corporation or its subsidiaries, the proposed nominees for election to the board of directors of the Corporation, or associates or affiliates of such persons, are or have been indebted to the Corporation at any time since the beginning of the last completed fiscal year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Corporation or a subsidiary of the Corporation at any time during the Corporation's last financial year, the proposed nominees for election to the board of directors of the Corporation, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any transaction since the beginning of the Corporation's last completed financial year or in any proposed transaction that has materially affected, or would materially affect, the Corporation or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendments to Stock Option Plan

The board of directors is seeking shareholder approval of certain amendments to the Company's stock option plan (the "Plan"), in accordance with the policies of the Toronto Stock Exchange. The proposed amendments (the "Amendments") are described below. A copy of the Plan, as amended, is attached to this Circular.

The Corporation is proposing that the Plan be amended:

1.     to increase the number of shares that may be issued upon the exercise of stock options granted under the Plan from 750,000 common shares to 3,000,000 common shares, representing approximately 7.4% of the Company's current issued and outstanding common share capital;

2.     to more clearly define how the exercise price per share is determined;

3.     to clarify that the period within which options must be exercised must not extend beyond ten years and that the shares issued on the exercise of an option may be subject to a hold period;

4.     to specify the aggregate number of options that may be granted to, and reserved for issuance to, certain participants, including insiders; and

5.     to incorporate changes to wording in the Plan that are a consequence of the change of the Company's name from South Atlantic Ventures Ltd. to Lundin Mining Corporation and its graduation to the Toronto Stock Exchange.

The Company's current Plan was initially approved by the shareholders of the Company at the annual and special general meeting held on June 11, 2003. In August 2004, when the Company graduated to the Toronto Stock Exchange, the Company proposed to increase the number of shares that may be issued upon the exercise of stock options from 750,000 to 3,000,000. The Company obtained conditional approval from the Toronto Stock Exchange for the increase, however, the proposed amendment was not fully executed at that time.

As at the date of this Circular, a total of 1,441,500 stock options have been granted under the Plan, representing 3.5% of the Company's current issued and outstanding common share capital. Because the amendment to increase the number of shares that may be issued upon the exercise of options has not yet received shareholder approval, the number of options that have been granted (1,441,500) exceeds the number that has been approved by the shareholders (750,000). Accordingly, the Corporation will also be seeking ratification of the over-grant of 691,500 options.

682,500 of these stock options, representing 1.67% of the Corporation's current issued and outstanding common share capital, have not been exercised as at the date of the Circular, and the Toronto Stock Exchange will require that none of these options be exercised until such time as the over-grant has been ratified.

The Plan

The purpose of the Plan is to provide an incentive to the directors, officers, employees, and consultants to participate in the growth of the Company and to increase their efforts on the Company's behalf. The granting of such options is intended to align the interests of such persons with that of the Company.

The following information is intended as a brief description of the Plan, including the proposed Amendments, and is qualified in its entirety by the full text of the Plan, a copy of which is attached to this Circular:

1.     The maximum number of shares that may be issued upon the exercise of stock options granted under the Plan shall not exceed 3,000,000, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the market price as defined in the Plan prevailing on the day that the option is granted.

2.     Options will be exercisable over periods of up to ten years as determined by the board of directors of the Company.

3.     The board of directors shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company. Options are nontransferable and non-assignable.

4.     The aggregate number of shares reserved for issuance pursuant to this Plan or any other share compensation arrangement (pre-existing or otherwise) to insiders shall not exceed 10% of the shares outstanding at any time unless the Company has obtained disinterested shareholder approval to do so.

5.     The aggregate number of shares issued and Options granted pursuant to this Plan or any other share compensation arrangement (pre-existing or otherwise) to insiders within any one-year period shall not exceed 10% of the shares outstanding unless the Company has obtained disinterested shareholder approval to do so.

6.     Options shall be subject to vesting requirements, at the discretion of the board of directors. Notwithstanding the foregoing, options granted to consultants providing investor relations services shall vest in stages over a 12 month period with a maximum of one-quarter of the options vesting in any three month period. The Plan provides that if a change of control, as defined therein, occurs, the board of directors of the Company, in its sole discretion, may determine that all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

7.     Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.

8.     If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 60th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan. Options granted to an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be so employed. If the option holder ceases to be a director of the Company, ceases to be employed by the Company or ceases to be a consultant of the Company by reason of death, the options terminate on the earlier of one year of the option holder's death and the expiration date of the options. In the case of an Optionee being dismissed from employment or service for cause, the Option shall terminate immediately upon receipt of notice thereof and shall no longer be exercisable as of the date of such notice.

At the Meeting, shareholders will be asked to pass resolutions approving the proposed Amendments to the Plan, including the amendment to increase the number of options available under the Plan, and conferring the authority upon the Company's board of directors to amend the Plan accordingly.

Accordingly, management of the Company is asking shareholders to approve the following resolutions:

"Resolved that:

(A) the proposed Amendments to the Plan, including the amendment increasing the number of shares that may be issued upon exercise of stock options granted under the Plan from 750,000 common shares to 3,000,000 common shares, representing approximately 7.4% of the Company's current issued and outstanding share capital, be and they are hereby adopted and approved;

(B) the Board of Directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 3,000,000 common shares of the Company, representing 7.4% of the Company's issued and outstanding common share capital;

(C) the over-grant of 691,500 options be and it is hereby ratified and approved; and

(D) the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the approval of this amendment to the Plan.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information about the Corporation is provided by the Corporation's comparative annual financial statements to December 31, 2005, a copy of which, together with Management's Discussion and Analysis thereon, accompanies this Circular. Additional financial information concerning the Corporation may be obtained by any securityholder of the Corporation free of charge by contacting the Corporate Secretary of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. If you wish, this information may also be accessed on the Corporation's website (www.lundinmining.com).

APPROVAL OF THIS CIRCULAR

The contents and the distribution of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED as of the 26th day of April, 2006.

ON BEHALF OF THE BOARD

(Signed)

Karl-Axel Waplan
President and Chief Executive Officer

LUNDIN MINING CORPORATION
(formerly South Atlantic Ventures Ltd.) (the "Company")

INCENTIVE STOCK OPTION PLAN

ARTICLE I
INTRODUCTION

1.1    Purpose of Plan

        The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in the share ownership by the directors, key employees and consultants of the Company and its Subsidiaries who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2    Definitions

(a)   "Affiliate" means with respect to a company, a second company that is a parent or subsidiary of the first company or that is controlled by the same company or individual as the first company.

(b)   "Associate" has the meaning ascribed thereto in the Securities Act.

(c)   "Change of Control" includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)     any one person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company; or

(ii)    any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such person or combination of persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect control of the Company or its successor.

(d)   "Board" means the board of directors of the Company, or any committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(e)   "Company" means Lundin Mining Corporation, a company duly incorporated under the laws of Canada.

(f)   "Consultant" means, in relation to the Company, an individual or a consultant company, other than an Employee or a Director of the Company, that:

(i)     is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(ii)    provides the services under a written contract between the Company or the Affiliate and the individual or the consultant companies;

(iii)   in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv)   has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(g)    "Consultant Company" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(h)    "Director" means a director of the Company or any of its Subsidiaries.

(i)    "Disinterested Shareholder Approval" means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares of the Company beneficially owned by Insiders of the Company to whom Options may be granted under the Plan and their Associates.

(j)    "Eligible Person" means an Employee, Management Company Employee, Director or Officer of the Company or any of its Subsidiaries and, except in relation to a Consultant Company, includes a company that is wholly-owned by such persons.

(k)    "Employee" means an individual who is a bona fide employee of the Company or of any Subsidiary of the Company and includes:

(i)     a bona fide permanent part-time employee of the Company or any Subsidiary of the Company; and

(ii)    a bona fide Consultant or Consultant Company of the Company or of a Subsidiary of the Company who is approved for participation in this Plan by the Board and in respect of whom the Company has qualified by way of an exemption, or has obtained an order from any securities commission or other regulatory authority having jurisdiction over the granting of options to consultants, permitting granting of an Option.

(l)     "Exchange" means the Toronto Stock Exchange or any other stock exchange on which the Shares are listed.

(m)   "Insider" shall mean an "insider" of the Company as defined in the Securities Act.

(n)    "Investor Relations Activities" has the meaning ascribed thereto in the Securities Act.

(o)    "Management Company Employee" means an individual who is a bona fide employee of a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities.

(p)    "Officer" means a senior officer of the Company or any of its Subsidiaries.

(q)    "Option" shall mean an option granted under the terms of the Plan.

(r)     "Option Commitment" means the notice of grant of an Option delivered by the Company hereunder to an Optionee and substantially in the form of Exhibit A hereto.

(s)    "Option Period" shall mean the period during which an Option may be exercised.

(t)     "Optionee" shall mean a Participant to whom an Option has been granted under the terms of the Plan.

(u)    "Participant" means, in respect of the Plan, a person who elects to participate in the Plan.

(v)    "Plan" means the Incentive Stock Option Plan established and operated pursuant to Article II hereof.

(w)    "Securities Act" means the Securities Act, R.S.B.C., 1996 c.418, as amended from time to time.

(x)    "Share Compensation Arrangement" means the Plan described herein and any other stock option, stock option plan, employee stock purchase plan, share distribution plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Eligible Persons.

(y)    "Shares" shall mean the common shares of the Company.

(z)    "Subsidiary" has the meaning ascribed thereto in the Securities Act.

ARTICLE II
STOCK OPTION PLAN

2.1   Participation

        Options to purchase Shares may be granted hereunder to Eligible Persons.

2.2    Determination of Option Recipients

        The Board shall make all necessary or desirable determinations regarding the granting of Options to Eligible Persons and may take into consideration the present and potential contributions of a particular Eligible Person to the success of the Company and any other factors which it may deem proper and relevant.

2.3    Exercise Price

        The exercise price per Share shall be determined by the Board but, in any event, shall not be lower than the market price of the Shares of the Company on the date of grant of the Options. The market price shall be calculated as the closing market price of the Company's Shares on the date of the grant, or, if the date of grant is not a trading day, the closing price of the Company's Shares on the last trading day prior to the date of grant. Any reduction in the exercise price of an Option held by an Optionee who is an Insider of the Company at the time of the proposed reduction will require Disinterested Shareholder Approval.

2.4   Grant of Options

        The Board may at any time authorize the granting of Options to such Eligible Persons as it may select for the number of Shares that it shall designate, subject to the provisions of the Plan. A Director of the Company to whom an Option may be granted shall not participate in the decision of the Board to grant such Option. The date of each grant of Options shall be determined by the Board when the grant is authorized.

2.5   Option Commitment

        Each Option granted to an Optionee shall be evidenced by an Option Commitment detailing the terms of the Option and upon delivery of the Option Commitment to the Optionee by the Company the Optionee shall have the right to purchase the Shares underlying the Option at the exercise price set out therein, subject to any provisions as to the vesting of the Option.

2.6   Terms of Options

        The periods within which Options may be exercised and the number of Options which may be exercised in any such period shall be determined by the Board at the time of granting the Options provided, however, that all Options must be exercisable during a period not extending beyond ten years from the date of the Option grant unless otherwise permitted by the Exchange.

2.7   Exercise of Option

        Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company of a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the exercise price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

2.8   Hold Period

        Shares issued on the exercise of an Option may be subject to a hold period if imposed by the Exchange or under the Securities Act, in which case the certificates representing such Shares shall be legended accordingly.

2.9   Vesting

        Options granted pursuant to the Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board at the date of the Option grant and as indicated in the Option Commitment related thereto. Notwithstanding the foregoing, Options granted to Consultants providing Investor Relations Services shall vest in stages over a 12 month period with a maximum of one-quarter of the Options vesting in any three month period.

2.10  Lapsed Options

        If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options.

2.11  Death of Optionee

        If an Optionee ceases to be an Eligible Person due to its death, any Option held by it at the date of death shall be exercisable by the Optionee's legal heirs or personal representatives. All such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

2.12  Termination of Employment

        If an Optionee ceases to be an Employee or other Eligible Person, other than as a result of termination with cause, or ceases to act as a Director of the Company or any of its Subsidiaries, any Option held by such Optionee at the date the Optionee delivers or receives notice thereof, as the case may be, shall be exercisable only to the extent that the Optionee is entitled to exercise the Option and only for 60 days thereafter (or such longer period as may be prescribed by law) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Notwithstanding the foregoing, Options granted to an Optionee who was engaged in Investor Relations Activities must expire within 30 days after the Optionee delivers or receives notice with respect to it ceasing to be employed to provide Investor Relations Activities. In the case of an Optionee being dismissed from employment or service for cause, the Option shall terminate immediately upon receipt of notice thereof and shall no longer be exercisable as of the date of such notice.

2.13  Effect of Take-Over Bid

        If a bona fide offer (the "Offer") for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in a Change of Control, then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of this Plan, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") pursuant to the Offer. If:

(a)   the Offer is not complied with within the time specified therein;

(b)   the Optionee does not tender the Optioned Shares pursuant to the Offer; or

(c)   all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof; then at the discretion of the Board, the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, shall, subject to applicable laws, be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and the terms of the Option as set forth in this Plan and the Option Commitment shall again apply to the Option. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Optioned Shares without interest or deduction.

2.14   Effect of Reorganization, Amalgamation or Merger

If the Company is reorganized, amalgamated or merges with or into another Company, at the discretion of the Board, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such reorganization, amalgamation or merger if the Optionee had exercised his Option immediately prior to the record date applicable to such reorganization, amalgamation or merger, and the exercise price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

2.15   Effect of Change of Control

If a Change of Control occurs, all option shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

2.16   Adjustment in Shares Subject to the Plan

If there is any change in the Shares through or by means of a declaration of stock dividends of Shares or consolidations, subdivisions or reclassifications of Shares, or otherwise, the number of Shares subject to any Option, and the exercise price thereof and the maximum number of Shares which may be issued under the Plan in accordance with Section 3.1(a) shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Plan. An adjustment under Section 2.14 or 2.16 (the "Adjustment Provisions) will take effect at the time of the event giving rise to the adjustment, and the Adjustment Provisions are cumulative. The Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Share that would, except for this provision, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company. If any questions arise at any time with respect to the exercise price or number of Shares deliverable upon exercise of an Option in any of the events set out in Section 2.13, 2.14, 2.15 or 2.16 such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE III
GENERAL

3.1   Maximum Number of Shares

(a)   The aggregate number of Shares that may be reserved for issuance pursuant to this Plan and all other Share Compensation Arrangements is 3,000,000 Shares (including outstanding options).

(b)   The aggregate number of Shares reserved for issuance pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to any one Participant shall not exceed 5% of the Shares outstanding from time to time.

(c)   The aggregate number of Shares reserved for issuance pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to any one Consultant within any one-year period shall not exceed 2% of the Shares outstanding at the time of the grant.

(d)   The aggregate number of Shares reserved for issuance pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to an Employee conducting Investor Relations Activities within any one-year period shall not exceed 2% of the Shares outstanding at the time of the grant.

(e)   The aggregate number of Shares reserved for issuance pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders shall not exceed 10% of the Shares outstanding at any time unless the Company has obtained Disinterested Shareholder Approval to do so.

(f)    The aggregate number of Shares issued and Options granted pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within any one-year period shall not exceed 10% of the Shares outstanding unless the Company has obtained Disinterested Shareholder Approval to do so.

(g)   The aggregate number of Options which may be granted pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to any one Insider and such Insider's Associates within any one-year period shall not exceed 5% of the Shares outstanding from time to time unless the Company has obtained Disinterested Shareholder Approval to do so.

3.2   Transferability

        Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

3.3   Employment

        Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with the Company or any Subsidiary, or interfere in any way with the right of the Company or any Subsidiary, to terminate the Optionee's employment at any time. Participation in the Plan by an Optionee is voluntary.

3.4    No Shareholder Rights

        An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the Optionee exercises such Option in accordance with the terms of the Plan and the issuance of the Shares by the Company.

3.5    Record Keeping

        The Company shall maintain a register in which shall be recorded the name and address of each Optionee, the number of Options granted to an Optionee, the details thereof and the number of Options outstanding.

3.6    Necessary Approvals

        The Plan shall be effective only upon the approval of both the Board and the shareholders of the Company by ordinary resolution. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchanges on which the Shares are listed for trading which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price paid by an Optionee to the Company shall be returned to the Optionee without interest or deduction.

3.7    Administration of the Plan

        The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

3.8    Income Taxes

        As a condition of and prior to participation in the Plan, a Participant shall authorize the Company in written form to withhold from any remuneration otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.

3.9    Amendments to the Plan

        The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company or the Plan or, if required by the rules and policies of the Exchange, the shareholders of the Company, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Commitment relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

3.10  No Representation or Warranty

        The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

3.11  Interpretation

        The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

3.12  Compliance with Applicable Law

        If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Approved by the Board on .

Approved by the Shareholders on .

EXHIBIT A

LUNDIN MINING CORPORATION
(formerly South Atlantic Ventures Ltd.)

INCENTIVE STOCK OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this _____ day of ______________________ (the "Effective Date"), Lundin Mining Corporation (the "Company") has granted to _____________________________, an Option to acquire _______________ Common Shares ("Shares") up to 5:00 p.m. Vancouver Time on the ___________ day of __________________________ (the "Expiry Date") at an exercise price of Cdn. $_______ per share.

Shares may be acquired as follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Incentive Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

This Option Commitment certificate is issued for convenience only and is not assignable or transferable.

To exercise your Option, deliver a written notice specifying the number of Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate exercise price, to the Company. A certificate for the Shares so acquired will be issued by the transfer agent as soon as practicable thereafter. The certificate for the Shares shall bear any legend required under applicable securities laws or by the Toronto Stock Exchange.

LUNDIN MINING CORPORATION

____________________________
Authorized Signatory